UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2204, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information included in the Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-171825 and File No. 333-184774).

Attached hereto and incorporated by reference herein is a press release announcing mid-year financial results, dated November 29, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2013		CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Chairman of the Board, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release announcing mid-year financial results, dated November 29, 2013.